ANNUAL REPORT

Chores R Us LLC

222 W Merchandise Mart Plaza suite1212, Chicago, IL 60654
Chicago, IL 60654

www.chorerelief.com



35,000 units of Membership Interest

Chores R Us, LLC, having offered and sold shares of its Class C Non-Voting Common Equity pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the period ended February 28, 2017. A copy of this report may be found on the company's website at www.chorerelief.com.

FORWARD-LOOKING STATEMENTS We make forward-looking statements in this report that are subject to risks and uncertainties. These forward-looking statements include statements regarding future prospects, profitability, liquidity, market risk, values and financial and other projections. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other similar words or terms are intended to identify forward looking statements. These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors disclosed in this Annual Report, including, without limitation, those set forth in the "Risk Factors" section of this Annual Report as well as changes in current risks, management's assumptions regarding competitive factors, general economic conditions, customer relations, relationships with vendors, the interest rate environment, governmental regulation and supervision, seasonality, distribution networks, product introductions and acceptance, technological change, changes in industry practices and one-time events. Because of these uncertainties, the Company's actual future results may be materially different from the results indicated by these forward-looking statements. We undertake no obligation to update or otherwise revise any forward looking statements, whether as a result of new information, future events or otherwise, and such statements should not be considered representations or warranties by us.

THE COMPANY AND ITS BUSINESS

The company's business

ChoreRelief bridges the gap between busy consumers who need help completing chores and small projects and independent contractors looking to earn income. We have developed an app that facilitates transactions between the parties in an on-demand mobile marketplace, as well as, serves as an enterprise business management tool for service providers. In seconds, the platform allows customers to set their price and find immediate help or schedule for a later date. In turn, providers are not subject to barriers of entry with fees and subscriptions. The Company has developed and tested the app and is ready to employ a marketing strategy. The app is available in Apple iTunes. Users have downloaded the consumer and provider apps in multiple markets. The Company does not have sales to date but is starting to facilitate transactions. Our competitive focus lies in the intersection of the consumer and provider marketplaces and specifically the way we support providers. Consumers are able to name their price for the selected service or employ the hourly model. They have an opportunity to receive immediate answers and service. They are able to track the vetted provider via GPS technology. Consumers, in general, want quicker answers and the service sector is inefficient with drawn out processes of service calls, estimates and unreliable providers. Our competitors in this market are companies such as Task Rabbit, Thumbtack and Handy. We believe providers are the key to a happy transaction. ChoreRelief helps providers realize opportunity by removing barriers and exerting efforts to support the entrepreneur with an enterprise system, relationships, business guidance, data analytics, marketing and other resources other platforms have ignored. We see ourselves as partners.

Competition in this marketplace are companies such as Kick Serve or Jobber. ChoreRelief does not have any pending litigation or liabilities.

The team

Officers and directors

Tarik Khribech	CEO/Founder
ADAM CISEK	Director of Finance
KARRIE SULLIVAN	Director of Marketing & PR
FLORENCE HARDY	Director of Business Development

Tarik Khribech

Tarik is a serial entrepreneur and native Moroccan who speaks 3 languages (English,

French, Arabic) and came to the United States 13 years ago after graduating from High Tech with a Bachelors in Computer Science. After coming to the United States he recognized the sharing economy as a technology enabled version of his culture back home where bartering and sharing resources is part of daily life. The Moroccan version of Uber is a hybrid between a taxi and bus route here in the US (except if you're caught using a "white car" you have to pretend you're friends catching a ride). Tarik's passion is innovation that creates individual prosperity and social good. His dream is to build at least one business that promotes social equality among the widowed and divorced women of his native Morocco. Tarik finished his schooling at Elmhurst College with a Masters in Computer science and started his career in the US as a business analyst in financial services with Citigroup before going to Diners/Discover as a cyber security specialist and SQL developer investigating financial transaction fraud. His systems analyzed 30 million transactions a month to detect suspicious activity, saving the financial institutions

hundreds of millions per year. His first entrepreneurial effort was l'Or d'Afrique, a profitable line of beauty products currently carried in 400 salons across the country. "I'm not a Corporate America guy. I didn't like the 9-to-5-in-a-cubical-soulsucking nature of making money for someone else." He decided to create his own emotional and financial value with l'Or d'Afrique and now ChoreRelief. As Tarik analyzed the sharing economy he realized that there's a lot of frustration on the part of providers. They're treated like a commodity product in highly competitive environments that drive their hourly wages down. He decided to take aim at the dehumanization of American workers and focus on creating entrepreneurs. Entrepreneurs and small business bolster economies and create healthy workforces. Tarik found his niche in his desire to disrupt Corporate America and change lives. He has dedicated himself to this to ChoreRelief's success full time.

ADAM CISEK

Dedicated entrepreneur with a passion for fostering the spirit of entrepreneurship.Focused on building businesses rooted in innovation and value creation while remaining a steward of social awareness and professional empowerment. Possesses diverse experiences across business disciplines creating a unique blend of acumen valuable in the demands of a startup. Has a background in corporate accounting, finance, data analytics, and systems. He has served as Director at Premium Themes and Manager at Quality Culinary over the previous several years.

KARRIE SULLIVAN

Strategist and growth expert who's applied her craft across industries, start-up, and Fortune 500 - including stints at Classified Ventures, Tribune, Ford, Nissan, Cap Gemini, and Allstate. She consults with startups, mid-stage, and re-start companies toward growth, funding, and successful exit. She's a strong people leader and culture builder. Karrie is formerly CMO at TSI and served as VP of Marketing at Career Education and Tribune Company. Karrie currently consults with several growth companies in addition to being a Director at ChoreRelief.

FLORENCE HARDY

A graduate of the John Marshall Law School, Florence has been a successful business consultant for over 10 years. She has a Masters in Business Administration with a focus on Entrepreneurship from DePaul University and received a Bachelors in Business Administration from Howard University. She worked for the City of Chicago, DePaul University before beginning her own law and business consulting practice. Florence is currently the Director of Small Business Development Center at Far South Community Development Corporation.

Related party transactions

The Company has engaged in third party transactions with the founder, Tarik Khribech. The entire investment in the Company thus far has been funded by Mr. Khribech. He has made this investment in the company and received 200,000 Class A Units of the company's equity. A summary of these expenses can be found in the Financial Statements Notes. The sum of these expenses are approximately $161,555.

RISK FACTORS

These are the principal risks that related to the company and its business:

- The Company is a development stage entity, thus there is a high level of risk and uncertainty associated with future operations. There are no guarantees that Chores R Us, LLC. will be successful in generating revenues or developing an adequate customer base for the Company's planned products and services. There are also risks and uncertainties associated with the Company's ability to raise adequate working capital from investors to finance the development and marketing of their products.

- In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

- We rely on service providers to carry sufficient insurance coverage. We depend on service providers to carry insurance to cover their work. Even though we employ vetting procedures and back ground checks certain service providers may lack insurance coverage and expose the company to liability from poor work or damage. e We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our functions and operations. We did not solely create the product that we use to facilitate transactions. Instead, we engaged contractors and third parties to help develop our products and develop improvements. We rely on service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate thirdparty providers, we could experience slower improvement and development lags leaving our product uncompetitive. Defects in the system could cause damage to the brand and decrease demand for the brand.

- We depend on third-party service providers to serve our customers and provide operation functions. We do not provide the service to customers but we facilitate transactions. Instead, we engage contractors to provide the actual service. We rely on service providers because our goals are aligned in earning sales. If service was interrupted or executed at a poor level and we were not able to find alternate thirdparty providers, we could experience slower service lags and quality issues causing damage to the brand and decrease demand for the brand.

- Through our operations, we collect and store certain personal information that our customers provide, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with

tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

- Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

- In general, demand for our products and services is likely to be correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

- The Company's success depends on the experience and skill of the board of advisors, its executive officers and key employees. The Company is dependent on Tarik Khribech who is our CEO since founding. The Company intends to enter into employment agreements with Khribech although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Khribech or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

- We are subject to income taxes as well as non-income based taxes in the US.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

- We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes

necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

- Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and contractors and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional governmentimposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

- Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

- Our business is substantially dependent upon awareness and market acceptance of our products and brands. Our business depends on acceptance by both our end consumers as well as our independent service providers. We believe that the success of our product name brand will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

- The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all. Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in the market for freelance and chore related services may prove to be inaccurate. Even if these markets experience the forecasted growth described in this prospectus, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our

business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

- We may need to raise additional capital required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all. Growing and operating our business will require significant cash outlays and capital expenditures and commitments. If cash on hand and cash from operating activities are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt or equity financing, to fund our growth. We may not be able to raise needed cash on terms acceptable to us or at all. Financing may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price per share of our membership interest. The holders of new securities may also have rights, preferences, or privileges which are senior to those of existing holders of membership interest. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.

- We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively. We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled "Use of Proceeds," and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield to our stockholders. These investments may not yield a favorable return to our investors.

e If we are unable to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected. Our success depends on our ability to anticipate and satisfy consumer preferences in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. Consumers may decide not to purchase our products and services as their preferences could shift rapidly to different types of home service, freelance and chore based types of products and services altogether, and our future success depends in part on our ability to anticipate and respond to shifts in consumer preferences. In addition, any newer products and services that have additional features may have higher prices than many of our earlier products and the products of some of our competitors, which may not appeal to consumers or only appeal to a smaller subset of consumers. It is also possible that competitors could introduce new products and services that negatively impact consumer preference for our products and services, which could result in decreased sales of our products and services and a loss in market share. Accordingly, if we fail to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Tarik Khribech, 69.6% ownership, Class A Management Voting Member Unit
- Chores R Us LLC, 17.0% ownership, Class A Management Voting Member Unit
- Chores R Us LLC, 6.7% ownership, Class B Preferred Voting Member Unit
- Chores R Us LLC, 6.7% ownership, Class C Common Non-Voting Member Unit

Classes of securities

- Class A Voting Management Member Units: 6,500,000

  Class A Units are management units. These are voting units that are equal to other classes in terms of transfer and economic rights. Class A Units have voting rights on major company decisions.

  Distributions are the decision of the designated Manager of the LLC which will be Tarik Khribech, the founder. Transfer rights are a voting matter and there are pro rata rights for investors to avoid dilution. Classes of equity can be changed or added with a Majority Interest of Voting Members.

  The company does plan to offer grants to the founding team. The terms of these have not been decided to date.

- Class B Preferred Voting Member Units: 500,000

  Class B Units are preferred investor units. These are voting units that are equal to other classes in terms of transfer and economic rights. Class B Units have voting rights on major company decisions.

  Distributions are the decision of the designated Manager of the LLC which will be

  Tarik Khribech, the founder. Transfer rights are a voting matter and there are prorata rights for investors to avoid dilution. Classes of equity can be changed or added with a Majority Interest of Voting Members.

- Class C Common Non-Voting Member Unit: 500,000

  Class C Units are common investor units. These do not have voting units but are equal to other classes in terms of transfer and economic rights.

  Distributions are the decision of the designated Manager of the LLC which will be Tarik Khribech, the founder. Transfer rights are a voting matter and there are prorata rights for investors to avoid dilution. Classes of equity can be changed or added with a Majority Interest of Voting Members.

What it means to be a Minority Holder

Risks Related to Minority Ownership

The right to demand cu rr n i ri   i n tr 171 r) r in   in   <u>limited.</u>

A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

<u>No right to participate in any management decisions of the company.</u>

The majority owners may make a decision that the investors think is bad and puts your interest in the company at risk. The investors may see the majority owner running the company poorly. The investors can try to convince him that it is the wrong decision, but he doesn't have to consider investors position. The investors have limited rights, if any, to have your interest bought out. You may want to cash out your interest. State law may give you the right to force the company to buy you out, but these rights are limited. While the investors would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Dilution

There is not a material disparity between the public offering price and the effective cash cost to officers, directors, promoters, and affiliated persons for shares acquired by them in a transaction during the past year. However, the Company does intend to grant units to key employees.

Investor's stake in the company could be diluted due to the company issuing more units. The percentage you own would be decreased due to an increased amount of shares, even though the value of the company could increase. The increase in the outstanding units could occur through an equity offering (such as angel investment, initial public offering, another crowd funding offering), exercising stock options or conversion of instruments such as convertible notes.

If the company issues more equity the investors could experience value dilution or control dilution. There may also be earnings dilution due to the distribution being paid through increased units of equity.

In respect to dilution the company has issued equity which will not be offered in this campaign. There are issued Class C Units held by the company with intention of selling to investors in the future which not cause dilution. The capitalization details can be seen in the Capitalization Table above. The company also holds Class B units for use of raising capital through convertible notes or any other method decided by management.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO; • To the company; e To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-02-21 .

Financial Condition

Results of Operation

Since the entity's inception, ChoreRelief's financial activity has consisted of investment in developing the product, establishing infrastructure and test marketing.

The company has spent a significant portion of the previous nine months developing and testing the product and conducting market testing. This offering along with others will provide a portion or all of the capital needed to invest in our critical growth driven operational expenses. The company's capital resources will determine the cost model executed by management. Management will scale critical growth driven expenses to reflect the capital resources and drive growth.

The company's financial activity thus far has been comprised of product and infrastructure investments and market testing. All of the investments thus far have been funded by the founder, Tarik Khribech. In addition to his cash investment, Tarik has invested over 4,000 hours of his time over the course of sixteen months. Other team members have cumulatively invested over 1 ,000 hours of labor to the project as well. At this stage, ChoreRelief has developed an app that is operational and currently ready to market.

Below is a table summarizing expenses through February 28, 2017. The company has not had operations income to date.

Expense / Investment Summary

Product Development Maintenance & Others	$131 ,106.51
Marketing Advertisement & Promotion	$ 3,081 .06
Operations Support & Insurance	$ 1 ,106.00

Administrative Expenses & Salaries	$ 19,011.79
General & Miscellaneous Expenses	$ 7,250.00
Total Fixed Expenses	$161,555.36

To this point, the company has developed its strategy, business model and a working product. The company is ready to launch its marketing strategy, grow the user base and facilitate transactions. With an operational product at seed stage, the company is poised to execute. The company has worked with frugal diligence to achieve this stage. There are several objectives in the short term that this offering will help achieve which all revolve around reaching a critical mass of users to reach transaction milestones.

Financial Milestones

The company's short term goal will focus on investing in initiatives that produce the critical mass of users to reach the break even point. The company will invest in critical growth driven expenses such as digital marketing initiatives, grass root market interaction, customer support and product development. The company has identified models of operation based upon available capital. Each model is focused on growth and business development. These models are somewhat reflected in the use of proceeds models included in this document. Based on the level of capital, management will invest appropriate amounts in the development of our business.

The operational model management employs depends upon liquidity and capital resources available from the offering. The analysis of options is included in the Use of Proceeds section of this Form C. Any of the models provide the company an opportunity to expand brand awareness and users and improve the product and its reach. To support the full operational model, the company needs to complete approximately 7,000 monthly service orders. This produces positive cash flow while simultaneously reinvesting to achieve desired growth rates. The company expects to achieve this in its third quarter of full model operations.

In the short term, we believe the launch market will require a $20,000 investment in marketing to accelerate user growth and arrive at our initial goal of 10,000 market users. This investment will come from the offering as well as operational cash flow. Reaching the initial user goal will produce our financial milestone of reaching monthly sales that reflect extrapolated annual $200k. That milestone allows the company to generate revenue which can be reinvested into growth and also reassess its valuation to raise additional capital through already issued units at a higher valuation with minimal dilution to existing members.

The operational models and use of proceeds of this offering are built from the company's operating expenses. Each level of available capital allows the company to invest in additional months of operations at different expenditure levels for critical growth driven expenses.

Liquidity and Capital Resources

Liquidity

The company has a low level of liquidity. All funding thus far has come from the founder. The offering will improve the company's liquidity. The company's primary asset, the software, is not liquid. A weak liquidity position is a common challenge among start-up businesses and the reason for this offering. If the company raises the minimum amount it will continue to practice a bootstrap model to continue operations. Proceeds of $35,000 to $100,000 will provide the company the liquidity to fund more initiatives to build exposure and cash flow. The company expects to become more liquid as transactions increase and produce cash flow.

A company's liquidity is often measured by the current ratio, or a company's ability to pay current liabilities with current assets. This is useful in assessing ChoreRelief's operational liquidity. The company will have current assets in form of cash and receivables. Operationally, ChoreRelief will facilitate smaller amount and frequent transactions which will produce daily liquidity. The company's current ratio will improve as it surpasses the projected break-even-point during third quarter projections. Management understands liquidity as a risk, will monitor it and attempt to mitigate it through raising capital and developing operations.

Capital Sources

This offering will provide much needed capital to the company. The company expects to raise $35,000 to $100,000 in capital. The proceeds will allow the company to invest in marketing to increase brand awareness, add users and providers and facilitate transactions. The proceeds allow for the investment in product development as well.

In addition to this offering, the company will seek seed capital through traditional sources by selling equity held by the company and/or issuing convertible notes to investors. The company will use this capital to fund operational expenses to ensure the marketing strategy has sufficient time to establish the desired revenue.

Debt

The company has not acquired any debt since inception. The company does intend to use Convertible Notes to finance additional seed capitalization. The company does have the option to access funds through a traditional line of credit, loan or receivables financing.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation
$7,500,000.00

ChoreRelief has consulted w Equidam to determine a second opinion valuation analysis. Equidam utilizes a holistic approach which embraces many perspectives of business and value. The multi-method valuation encompasses both qualitative and quantitative approaches that assess human, strategic, monetary, market, competitive and future impacts on business. Some of the qualitative assessments include market size, management quality, strategic relationships, competitive environment, development stage and funding status. The analysis consists of a weighted blended valuation model which utilizes 4 valuation methods: Venture Capital, DCF with Multiples, DCF with LTG and Scorecard. Exhibit F contains the comprehensive valuation report. A description of each valuation model and its respective weight is included in the report which is exhibit F. The individual valuations range from $1 ,254,288 to $18,398,544. Based on the premoney valuation of several companies in the competitive landscape and the results of the valuation, ChoreRelief has estimated the current value to be $7   The issue of 7,500,000 outstanding units results in a unit value of $1 .00. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. Some of the methods are based on projections and are highly speculative. You are investing in the belief that this company will be worth $7.5M in the future.

USE OF PROCEEDS

USE OF PROCEEDS

The gross proceeds of the Offering to the Company will be a minimum of thirty-five thousand dollars ($35,000) and a maximum of one hundred thousand dollars ($100,000). However, the actual proceeds available to the Company will be reduced by the expenses of the Offering, including the costs of preparing this Offering Memorandum, legal review, payment processing fees, marketing of the campaign, filing, printing, and other fees and expenses related to the Offering. In addition, although the Company currently intends to sell the Units through its officers and directors, who will not receive any additional compensation for their efforts, the Company reserves the right to hire a placement agent. Any such placement agent will be a registered broker or dealer who is a member of the FINRA, and may receive commissions of up to ten percent (10%) of the gross amount of the Units sold (such percentage to be determined in the Company's discretion), in which case the gross proceeds to the Company will be diminished by up to an additional 10%. The amount of any such commissions, and the reduction in proceeds available to the Company, will not be taken into account in determining whether the minimum number of 35,000 Units for gross proceeds of $35,000 required to close the Offering have been sold. The table below set forth the use of proceeds for both the minimum and maximum offering amounts assuming no placement agent and based upon the Company's current estimate of the Offering expenses and its operational needs.

The proceeds of the Offering will be invested in growth driven efforts to gain users and execute transactions (B2C and B2B). Investing in these efforts will provide the Company an opportunity to execute a business model and potentially reach milestones and growth as illustrated in the financial projections in Exhibit F of the Form C of this offering. The net proceeds of the Offering will be used to specifically develop the Company's mobile app, test market its system in a limited market, expand infrastructure in preparation of growth, digital and grass roots marketing strategy, insurance, office and administrative, employee and contractor expenses and reserve working capital. Only if the proceeds from

the offering surpass the minimum will it consider hiring sales generating employees or contractors.

As the proceeds from the offering surpass the minimum requirement, the cost models allocate more funds to monthly operations expenses that have been deemed revenue driven expenditures. The company's focus is to develop sales growth. Thus, funds from the offering will be utilized to fund those critical expenses further into the operational forecast. Based on the decision of management, these funds could be increased, accelerated or reduced in the expense categories based on marketing statistics and determined ROI of each.

The company will execute rolling closes if the proceeds exceed the maximum offering of $100,000. The company has plans for capital raised in excess of the maximum offering. As capital resources expand the management will expand the operations model and fund each line item further into the forecast. The expanded model will focus on accelerating growth to reach the critical mass of users and transactions. The company will seek additional capital once it has achieved certain milestones. These milestones will provide for better exposure in financing as well as valuation. The additional financing will allow for planning expansion beyond the launch market and hire support staff to execute operations.

Irregular Use of Proceeds

No irregular Use of Proceeds are anticipated at this time.

Use of Proceeds

Gross Proceeds	$35,000		$50,000		$100,000	
	Minimum Amount	% of Proceed	Minimum Amount	% of Proceed	Amount	% of proceed
Financing Expense						
Offering Platform Fee	2,100		3,000		6,000	6.0%

Processing Fees			2.40/0		4.00/0
Legal	1,278	1,825	3,650		2.0%
Marketing	1,200	3,000	4,000		
Total Expenses	600	1,200	2,000		
	5,178	9,025	15,650		
Operational Expense					27.0%
IT Development					
IT Framework	22,750	25,500	27,000		
IT Support	220	220	10,500		
Digital Marketing		1,400	2,100		3.0%
Promotional Marketing					
	4,135	8,310	1 7,470		
Office & Admin	1,ooo	2,000	3,000		
	1,ooo	2,000	3,170		
Insurance	656	1,312	1,968		2.0%
Wages & Benefits					4.00/0
			4,000		
Working Capital	62	0.2%	233	0.5%	15,142	15.1%
Total Operation Use						84.40/0
	29,823	85.2%	40,975	82.0%	84,350	

Irregular Use of Proceeds

No irregular Use of Proceeds is anticipated at this time.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR

Chores R Us LLC

[See attached]

CHORES R US, LLC

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE PERIOD ENDED
February 28, 2017

We have reviewed the accompanying financial statements in this document which reflect the Chores R Us financial results from inception through February 28, 2017. We have supporting documentation for all recorded activity. Our internal review is less in scope than an audit or review by a public accountant. These records were only reviewed internally.

We believe the representation of the financial statements in this document are fair and in conformity with generally accepted accounting principles.

Tarik Khribech

CEO Founder

	Pa es
Balance Sheets	2
Income Statement	3
Stockholders Equity	4
Cash Flows	5
Notes to the Financial Statements	6

BALANCE SHEETS
AS OF FEBRUARY 28, 2017
(unaudited)

1

CHORES R US, LLC

ASSETS		
Non-current assets		
Fixed assets	$	-
Tangible Assets	$	-
Intangible Assets	$	-
Current assets		
Account receivables	$	-
Cash Bank and cash equivalents	$	-
Other Current Assets	$	-
TOTAL	$	-
EQUITY AND LIABILITIES		
Shareholders' Equity		
Member Equity	$	161,555
Accumulated Deficit	$	(161,555)
Non-current liabilities		
Long-term borrowings	$	-
Current liabilities		
Short Term Borrowings	$	-
Account Payables	$	-
Other Current Liabilities	$	-
TOTAL	$	-

CHORES R US, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY FOR THE
PERIOD FROM   1, 2016 TO FEBRUARY 28, 2017
(unaudited)

Sales

Sales	$	-

Cost of Sales

Gross Profit	$	-

Operating Expenses

Research, Development & Maintenance	$ 131,106.51
Marketing & Sales	3,081.06
Operations Support & Insurance	1,106.00
General & Administrative	26,261.79
Professional Services	‿
Total Operating Expenses	$ 161,555.36

Organizational & Start Up Expenses	**$(161,555.36)**

*See attached Expanded Income Statementfor additional detail in note 8 STATEMENTS OF
MEMBERS EQUITY
FOR THE PERIOD FROM   23, 2016 TO FEBRUARY 28, 2017

CHORES R US, LLC

	Class A		Class B		Class C		Additional Paid In Capital	Accumulated Deficit	Member Equity
	Units	Amount	Units	Amount	Units	Amount			
Issuance at Inception, May 23, 2016	6,500,000	$ -	500,000	$ -	500,000	$ -	$ 161,555	$ -	$ 161,555
Balance as of February 28, 2017	6,500,000	$ -	500,000	$ -	500,000	$ -	$ -	$ -	$ 161,555

STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM   1, 2016 TO FEBRUARY 28, 2017
(unaudited)

CHORES R US, LLC

	$	(161,555)
	$	
	$	
CASH FLOW FROM OPERATING	$	
ACTIVITIES Net Profit/(Loss)	$	
before tax * **Adjustments** for	$	(161,555)
:Depreciation	$	
Interest expense	$	
Interest income	$	
Operating profit before working capital changes	$	
Adjustmene for changes in working capital:-	$	
(Increase)/Decrease in Stock/Inventories/Other Assets		
(Increase)/Decrease in Account Receivables		
Increase/(Decrease) inAccount Payables		
Increase/(Decrease) in Other Current Liabilities	$	
Cash generated from operations	$	
Corporate taxes (paid)	$	
Net cash from operating activities		
CASH FLOW FROM INVESTING		
ACTIVITIES Purchase of fixed assets		
[Intangible Assets		
Interest received		
Net cash used in investing activities		
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issue of Share Capital	$	
Proceeds from Term Loan	$	
Repayment of Term Loans	$	
Interest paid	$	
Payout to Investors Founders	$	161,555
Net cash flow from financing activities		
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		161,555
Cash & Cash equivalent at the beginning of the year	$	
Cash & Cash equivalent at the closing of the year	$	
	$	161,555

CHORES R US, LLC

*See attached Expanded Income Statement for additional detail in note 8

NOTE 1- NATLRE OF OPERATIONS

Chores R Us LLC was formed on May 23, 2016 (firception") in the State of Delaware. The financial statements of Chores R Us LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

Chores R Us LLC doing business as ChoreRelief is an on-demand mobile marketplace that enables people to outsource chores and small projects to service providers local to their area. ChoreRelief has developed a mobile app and website that facilitates service transactions between the parties. The app also provides an enterprise management tool for the service providers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use ofEstimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value ofFinancial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

evel 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
eve12	Include other in uts that are directl or indirectl observable in the market lace.
eve13	Unobservable in uts which are su Olted b little or no market activit .

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as ofFebruary 28, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues upon payment from the consumer to provider. The consumer payment will be electronically submit through a payment processor. The processor will proportion and submit the respective payments to the Company and provider. The provider will pay ChoreRelief a portion of the total service charged to the customer and retain the remainder.

NOTE ‑

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. 'The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatow agencies.

Concentration ofCredit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent A ccounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Nlanagement believes that those issued to date either (i) provide supplemental guidance, (ii) are technical conections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 - DEBT
The Company currently does not have any debt. The Company may elect to issue convertible debt.

NOTE 4 - COMMITMENTS AM) CONTINGENCIES
We are currently not involved with or l«mow of any pending or threatening litigation against the Company or any of its officers.
5 MEMBERS' EQUITY

LLC Units
This offering is for Class C equity units. Class C units are non-voting units. Class C equity owners will not have the ability to exercise a vote in company matters.

Ownership interests in the Company shall be represented by three classes of equity, Class A Membership Units, Class B Membership Units and Class C Membership Units. Each Class A Membership Unit has equal governance rights with every other Class A Membership Unit and in matters subject to a vote of the Members has one (1) vote. Class A Membership Unit has equal rights with every other Membership Unit

with respect to sharing of Profits and Losses and with respect to distributions. A Class A Membership Unit may be diluted if the Company issues additional Membership Units.

Class B Membership Units have equal governance rights with every other Class B Membership Unit and in matters subject to the vote of the Members, has one (1) vote. Each Class B Membership Unit has equal rights with every other Membership Unit with respect to sharing of Profits and Losses and with respect to distributions. A Class B Membership Unit may be diluted if the Company issues additional Membership Units.

Class C Membership Units have equal govemance rights with every other Class C Membership Unit and in matters subject to the vote of the Members, has zero (0) vote. Each Class C Membership Unit has equal rights with every other Membership Unit with respect to sharing of Profits and Losses and with respect to distributions. A Class C Membership Unit may be diluted if the Company issues additional Membership Units.

NOTE 6 - RELATED PARTY TRANSACTIONS
The Company has engaged in third party transactions with the founder, Tarik Khribech. The entire investment in the Company thus far has been funded by Mr. Khribech. He has received 200,000 Class A Units of the company's equity for this investment in the company. A summary of these expenses can be found in Note 10 of Detailed Stan-Up Expenses of this document. The sum of these expenses are approximately S 161,555.

NOTE 7 - SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after inception through February 28, 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

NOTE -

CHORES R US LLC
EXPANDED START UP EXPENSES
FOR THE PERIOD FROM   1, 2016 TO FEBRUARY 28, 2017

Operating Expenses

Research, Development & Maintenance

Website / App Maintenance	7,748.00
Research & Development	120,000.00
AWS Server, hosting & bandwidth	3,358.51

Marketing & Sales

Internet Marketing Paid Impressions	651.51
Internet Marketing Paid Search	
Promotional Material	1,655.00
Internet Marketing SEO	
Street Team (local promotion)	
Website Marketing	499.67
Email Marketing	
Content Marketing	274.88

Operations Support & Insurance

Customer Service & Technical Support	56.00
Legal Background Checks	1,050.00
Insurance Expenses of Tasks	

General & Administrative

Management Sala ries	
Office Staff Wages	
Contract Labor (Marketing/Creative)	17,944.81
Technical Staff	
Staff Training & Travel	1,066.98
Office Lease/Rent	4,300.00
Office Communications & Utilities	70.00
Technology Equipment	
Insurance	
Security	
Banking & Financial	200.00

10

Licenses & Permits	100.00
General Administrative	2,580.00
Professional Services	
Accounting	
Legal	
Professional Certifications	

Total Operating Expenses $ 161,555.36

9   SLRPORTING DOCUMENTS

CHORES R US LLC
SLRPORTING DETAIL OF START UP EXPENSES
FOR THE PERIOD FROM   1, 2016 TO FEBRUARY 28, 2017

Transaction

Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others			
Product Development Maintenance & Others	Site/App Maintenance		
Product Development Maintenance & Others	Site/App Maintenance		
Product Development Maintenance & Others	Site/App Maintenance		
Product Development Maintenance & Others	Site/App Maintenance		
Product Development Maintenance & Others	Site/App Maintenance		
Product Development Maintenance & Others	Site/App Maintenance		
Product Development Maintenance & Others	Site/App Maintenance		
Marketing Advertisement & Promotion	Online Marketing at Facebook adds		
Marketing Advertisement & Promotion	Online Marketing at Facebook adds		
Marketing Advertisement & Promotion	Online Marketing at Facebook adds		
Marketing Advertisement & Promotion	Online Marketing at Facebook adds		
Marketing Advertisement & Promotion	Online Marketing at Facebook adds		
Marketing Advertisement & Promotion	Online Marketing at Facebook adds		
Marketing In House	Content Marketing		
Marketing In House	Content Marketing		
Marketing In House	Content Marketing		
Marketing In House	Content Marketing		
Marketing In House	Content Marketing	3/3/2016	14.99
Marketing In House	Content Marketing	4/3/2016	14.99
Marketing In House	Content Marketing	5/3/2016	14.99
Marketing In House	Content Marketing	6/3/2016	14.99
Marketing In House	Content Marketing	7/3/2016	14.99
Marketing In House	Content Marketing	8/3/2016	14.99
Marketing In House	Content Marketing	9/3/2016	14.99

Category	Description	Date	Amount
Marketing In House	Email Marketing	4/21/2016	24.67 $
Marketing In House	Email Marketing	5/21/2016	35.00 $
Marketing In House	Email Marketing	6/21/2016	35.00 $
Marketing In House	Email Marketing	7/21/2016	70.00 $
Marketing In House	Email Marketing	8/21/2016	70.00 $
Marketing In House	Email Marketing	9/21/2016	35.00 $
Marketing In House	Email Marketing	10/21/2016	35.00 $
Marketing In House	Email Marketing	11/21/2016	40.00 $
Marketing In House	Email Marketing	12/21/2016	45.00 $
Marketing In House	Email Marketing	1/21/2017	40.00 $
Marketing In House	Email Marketing	2/21/2017	70.00 $
Marketing Advertisement & Promotion	Promotional Material	9/16/2016	500.00 $
Marketing Advertisement & Promotion	Promotional Material	9/16/2016	575.00 $
Marketing Advertisement & Promotion	Promotional Material	9/16/2016	240.00 $
Marketing Advertisement & Promotion	Promotional Material	9/16/2016	100.00 $
Marketing Advertisement & Promotion	Promotional Material	2/15/2017	160.00 $
Marketing Advertisement & Promotion	Promotional Material	1/10/2017	80.00 $
Operations Support & Insurance	Customer Service & Technical Support	11/18/2016	14.00 $
Operations Support & Insurance	Customer Service & Technical Support	12/18/2016	14.00 $
Operations Support & Insurance	Customer Service & Technical Support	1/18/2017	14.00 $
Operations Support & Insurance	Customer Service & Technical Support	2/18/2017	14.00 $
Operations Support & Insurance	Legal Background Checks	2/27/2017	1,050.00 $
Operations Support & Insurance	Insurance Expense of Tasks	monthly	$
Administrative Expenses & Salaries	Contract Labor (Marketing/Creative)	monthly	400.00 $
			$ 1,(
			$ ₄
Administrative Expenses & Salaries	Contract Labor (Marketing/Creative)	monthly	$ 17,544.81
Administrative Expenses & Salaries	Management Training & Certifications	10/29/2016	$ 321.20
Administrative Expenses & Salaries	Management Training & Certifications	12/6/2016	$ 126.20
Administrative Expenses & Salaries	Management Training & Certifications	12/6/2016	$ 619.58
General & Miscellaneous Expenses	Office Lease/Rent	monthly	3,500.00
General & Miscellaneous Expenses	Office Lease/Rent	monthly	$ 800.00
General & Miscellaneous Expenses	Phone System	monthly	$ 70.00
General & Miscellaneous Expenses	Office supplies & website development charges	1/31/2017	$ 2,100.00
General & Miscellaneous Expenses	Office supplies & website development charges	monthly	$ 480.00
General & Miscellaneous Expenses	Bank Charges	monthly	$ 200.00
General & Miscellaneous Expenses	License, Permits & Municipal Expenses	5/1/2016	$ 100.00

161,556

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]